Exhibit 99.3

PRESS RELEASE

AC Immune Reports First Quarter 2023 Financial Results and

Provides a Corporate Update

●	ACI-24.060 anti-Abeta vaccine showed positive initial safety and immunogenicity in first Alzheimer’s disease (AD) cohort in ABATE Phase 1b/2 trial;
●	Further ABATE immunogenicity and safety data in higher dose AD cohorts expected in H2 2023 with amyloid-beta-PET imaging data in H1 2024
●	PI-2620 Tau PET tracer pivotal Phase 3 ADvance trial in AD initiated by partner Life Molecular Imaging
●	AD/PD™ 2023 conference featured ten presentations from AC Immune
●	Strong CHF 105.4 million cash position provides cash for operations into Q3 2024

Lausanne, Switzerland, April 28, 2023 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today reported results for the first quarter ended March 31, 2023, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “Recent accomplishments reaffirm our industry-leading position in developing vaccines and diagnostics for neurodegenerative diseases supporting the transition to targeted treatment and disease prevention. Our maturing pipeline’s substantial breadth offers multiple milestones in the near- and mid-term and we have the strong cash position needed to deliver them.”

“We are delighted to see our Tau positron emission tomography (PET) tracer PI-2620 progress into the pivotal Phase 3 ADvance trial, with our partner, LMI. Similarly, we are excited by the initial positive data from the Phase 1b/2 ABATE trial of ACI-24.060 and the expansion as planned, to include individuals with Down syndrome. The trial is now advancing towards additional interim safety and immunogenicity data in both indications this year, as well as PET imaging analyses in H1 2024 that will evaluate ACI-24.060’s impact on amyloid plaques. With amyloid PET increasingly recognized as a surrogate marker of efficacy in AD, these analyses represent a significant potential de-risking event that could rapidly propel our wholly-owned vaccine towards a pivotal program.”

Q1 2023 and Subsequent Highlights

◾	ACI-24.060 positive initial interim safety and immunogenicity data were reported from the first, low dose Alzheimer’s disease (AD) cohort of the Phase 1b/2 ABATE trial of AC Immune’s wholly-owned anti-Abeta SupraAntigen® vaccine candidate.
◾	Initial interim ABATE data triggered the planned trial expansion to include individuals with Down syndrome (DS) and the initiation of evaluation of higher doses of ACI-24.060 in AD.
◾	Interim safety and immunogenicity data from ABATE’s AD and DS cohorts are expected in the second half of 2023.

◾	The first participant was imaged in the pivotal Phase 3 ADvance trial evaluating the Morphomer® derived Tau-PET tracer, PI-2620, in AD. PI-2620 is being developed as part of a research collaboration between AC Immune and Life Molecular Imaging.
◾	AC Immune’s therapeutic and diagnostic programs were featured in 10 presentations at the International Conference on Alzheimer’s & Parkinson’s Diseases (AD/PD™ 2023), highlighting the breadth of the company’s pipeline as well as its differentiated Precision Medicine approach to addressing neurodegenerative disease.
◾	New grants that collectively provide more than USD 500,000 in additional non-dilutive capital to support the advancement of diagnostic programs targeting TDP-43 (TAR DNA-binding protein 43) were awarded to AC Immune by The Michael J. Fox Foundation for Parkinson’s Research (MJFF) and the Target ALS Foundation.
◾	Our webinar “Early Diagnosis and Prevention of Alzheimer’s Disease" featured presentations by invited Key Opinion Leaders, Kaj Blennow, MD, PhD, of University of Gothenburg and Sahlgrenska University Hospital, and Giovanni Frisoni, MD, of University of Geneva and the Memory Clinic at Geneva University Hospital.

Anticipated 2023 Milestones

●
ACI-24.060 anti-Abeta vaccine
●
Submission of an Investigational New Drug (IND) application to enable expansion of ABATE study to the U.S. expected in H1 2023
●
Additional interim safety and immunogenicity data from AD cohorts of ABATE study expected in H2 2023
●
Interim safety and immunogenicity data from DS cohort of ABATE study expected in H2 2023

ACI-7104.056 anti-a-syn vaccine	● Update from Phase 2 VACSYN study in Parkinson’s disease expected in H2 2023
ACI-35.030 anti-pTau vaccine	● Initiation of next trial in AD expected in H2 2023 (to be followed by milestone payment)
Semorinemab anti-Tau antibody	● Results from the open-label extension of the Phase 2 Lauriet trial in mild-to-moderate AD expected in H2 2023
Anti-TDP-43 antibody	● Advancement of candidate into preclinical development (tox) expected in H2 2023
a-syn-PET tracer	● Declaration of next clinical candidate for development in Parkinson’s disease expected in H2 2023
TDP-43-PET tracer	● Clinical candidate declaration expected in H1 2023

Analysis of financial statements for the quarter ended March 31, 2023

●	Cash position: The Company had a total cash balance of CHF 105.4 million (CHF 122.6 million as of December 31, 2022), composed of CHF 57.4 million in cash and cash equivalents and CHF 48.0 million in short-term financial assets. The Company’s cash balance provides sufficient capital resources to progress into at least Q3 2024 without considering receiving potential future milestone payments.
●	R&D expenditures: R&D expenses in the period were CHF 13.9 million, compared with CHF 15.1 million for the comparable period in 2022, mainly driven by lower discovery and preclinical expenses.
●	Other operating income: The Company recognized CHF 0.4 million in grant income from Michael J. Fox Foundation and Target ALS.

●	IFRS loss for the period: The Company reported a net loss after taxes of CHF 17.5 million for the three months ended March 31, 2023, compared with a net loss of CHF 18.8 million for the comparable period in 2022.

2023 Financial guidance

Total cash burn guidance for the full year 2023 remains unchanged ranging from CHF 65 to CHF 75 million. The Company defines cash burn as operating expenditures adjusted to include capital expenditures and offset by significant non-cash items (including share-based compensation and depreciation expense).

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and others, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and US. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Condensed Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	March 31,	December 31,
	2023	2022
Assets
Non-current assets
Property, plant and equipment	4,011	4,259
Right-of-use assets	2,674	2,808
Intangible asset	50,416	50,416
Long-term financial assets	361	361
Total non-current assets	57,462	57,844

Current assets
Prepaid expenses	5,438	4,708
Accrued income	218	408
Other current receivables	598	392
Short-term financial assets	48,000	91,000
Cash and cash equivalents	57,434	31,586
Total current assets	111,688	128,094
Total assets	169,150	185,938

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	1,797	1,797
Share premium	431,365	431,323
Treasury shares	(124)	(124)
Currency translation differences	2	10
Accumulated losses	(280,105)	(264,015)
Total shareholders’ equity	152,935	168,991

Non-current liabilities
Long-term lease liabilities	2,115	2,253
Net employee defined benefit liabilities	3,345	3,213
Total non-current liabilities	5,460	5,466

Current liabilities
Trade and other payables	1,136	929
Accrued expenses	8,653	9,417
Deferred income	415	587
Short-term lease liabilities	551	548
Total current liabilities	10,755	11,481
Total liabilities	16,215	16,947
Total shareholders’ equity and liabilities	169,150	185,938

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(In CHF thousands, except for per-share data)

	For the Three Months
	Ended March 31,
	2023	2022
Revenue
Contract revenue	—	—
Total revenue	—	—

Operating expenses
Research & development expenses	(13,873)	(15,123)
General & administrative expenses	(4,106)	(4,166)
Other operating income/(expense), net	408	459
Total operating expenses	(17,571)	(18,830)
Operating loss	(17,571)	(18,830)

Financial income	209	—
Financial expense	(97)	(154)
Exchange differences	(51)	140
Finance result, net	61	(14)

Loss before tax	(17,510)	(18,844)
Income tax expense	(3)	(4)
Loss for the period	(17,513)	(18,848)
Loss per share:	(0.21)	(0.23)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)

(In CHF thousands)

	For the Three Months
	Ended March 31,
	2023	2022
Loss for the period	(17,513)	(18,848)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	(8)	10
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	—	—
Total comprehensive loss, net of tax	(17,521)	(18,838)